Exhibit 99.2

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management’s discussion and analysis of financial condition and results of operations (this “MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Quantum”, “Quantum BioPharma”, “we”, “us” or “our” refer to Quantum BioPharma Ltd., together with our subsidiaries, on a consolidated basis as constituted on June 30, 2026.

This MD&A for the three and six months ended June 30, 2026, and 2025 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the accompanying notes for the three and six months ended June 30, 2026, and 2025 (the “financial statements”). The financial information presented in this MD&A is derived from the financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are in United States dollars except where otherwise indicated.

This MD&A is dated as of August 13, 2026.

About Quantum BioPharma Ltd.

Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (“Quantum” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development.

Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity that has been shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models.

The Company has also licensed its proprietary formulation, Unbuzzd, a blend of natural ingredients, vitamins, and minerals designed to support liver and brain function for the purpose of quickly relieving individuals from the effects of alcohol consumption. On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “IP License Agreement”) with Celly Nutrition Corp. (“Celly”), which changed its name to Unbuzzd Wellness Inc. (“Unbuzzd”) effective May 23, 2025. The agreement grants Unbuzzd the rights to this formulation and certain associated trademarks for consumer product development and marketing.

In exchange for these rights, Quantum received 200,000,000 common shares of Unbuzzd (following a 2:1 share split) and an anti-dilution warrant certificate, initially representing a 34.66% ownership interest. The Company is also entitled to license fees and royalties on revenue generated from products created using the licensed technology. In November 2023, through a Plan of Arrangement, the Company distributed a portion of its Unbuzzd shares (45,712,529) to its own shareholders. As a result of this distribution and subsequent dilution, as of June 30, 2026, the Company held a 19.48% (December 31, 2025 – 19.84%) ownership interest in Unbuzzd. Consequently, the interim condensed consolidated financial statements incorporate the assets, liabilities, results of operations, and cash flows of Unbuzzd for the six months ended June 30, 2026.

Furthermore, on July 31, 2023, the Company entered into a loan agreement with Unbuzzd for gross proceeds of C$1,000,000, which was amended on April 3, 2024, for an additional C$300,000. The loan accrues interest at 10% per annum and matures on July 31, 2026. In addition to the Unbuzzd program, the Company continues its internal research and development of novel formulations for the treatment of alcohol misuse for potential application in hospitals and other medical practices. The Company also maintains selective R&D programs for inflammatory diseases (FSD-PEA) and depression (Lucid-PSYCH), though these initiatives remain secondary priorities.

In addition to its core biopharmaceutical activities, the Company had historically maintained a portfolio of strategic residential investments through its wholly owned subsidiary, FSD Strategic Investments Inc. (“FSD Strategic Investments”), which focused on issuing loans secured by residential real estate properties. During the year ended December 31, 2025, the entire portfolio of these loan receivables was sold to a related party. As of June 30, 2026, the Company no longer holds any loans secured by residential properties.

Finally, the Company expanded its corporate treasury management function to include investments in cryptocurrencies. This initiative is aligned with the Company’s financial diversification goals and supports its long-term strategic objectives.

On August 15, 2024, the Company consolidated its class A multiple voting shares (“Class A Multiple Voting Shares”) and class B subordinate voting shares (“Class B Subordinate Voting Shares”) on a 65:1 basis and changed its name to “Quantum BioPharma Ltd.” with a new trading symbol “QNTM” on both the Nasdaq Stock Market LLC (“Nasdaq”) and the Canadian Securities Exchange (the “CSE”).

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares. For more information, please refer to the section titled “Outstanding Share Data”.

The Company’s registered office is located at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9, and its telephone number is +1-833-571-1811.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements within the meaning of applicable securities laws. These statements, which are not historical facts, often include terms such as “plans,” “expects,” “estimates,” “intends,” or similar language and refer to future events, business prospects, or results. Forward-looking statements are based on assumptions made as of the date of this MD&A, and actual outcomes may differ significantly due to risks and uncertainties. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding the future of the Company, and are based on certain assumptions that the Company has made in respect thereof as of the date of this MD&A. The Company cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Key risks affecting these statements include uncertainties in the development and commercialization of our pharmaceutical products (such as Lucid-MS and PEA), reliance on Unbuzzd Wellness, our licensing partner to commercialize Unbuzzd, unpredictable clinical trial results, regulatory uncertainties, volatility in our crypto-asset holdings, challenges in securing adequate capital, the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the Company’s drug product candidates; the potential inability to obtain or maintain intellectual property protection for the drug product candidates; and competition from better-funded companies and other risks described in our Annual Report on Form 20-F for our fiscal year ended December 31, 2025, filed with the SEC on March 26, 2026.

This list of risk factors contained herein and in our Annual Report on Form 20-F should not be construed as exhaustive. Readers are cautioned that events or circumstances are not guarantees of performance and could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Quantum does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Additional information relating to Quantum can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OVERVIEW

1.	Corporate Structure

Effective November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. in accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company was formed.

Effective May 24, 2018, following receipt of shareholder approval at the March 15, 2018 annual and special meeting of the proposed amendments to the Company’s articles, and pursuant to the articles of amendment, the Company changed its name to “FSD Pharma Inc.” and the capital structure of the Company was reorganized to create a new class of Class A multiple voting shares (the “Class A Multiple Voting Shares”), amended the terms of and re-designated the existing common shares as Class B subordinate voting shares (the “Class B Subordinate Voting Shares”), and eliminate the existing non-voting class A preferred shares and non-voting class B preferred shares.

Effective May 29, 2018, the Class B Subordinate Voting Shares commenced trading on the CSE under the trading symbol “HUGE”.

Effective October 16, 2019, the Company completed a 201:1 consolidation.

On January 9, 2020, the Class B Subordinate Voting Shares commenced trading on the Nasdaq under the trading symbol “HUGE”.

On August 15, 2024, the Company completed the 2024 Consolidation and changed its name to “Quantum BioPharma Ltd.”. In connection with the name change, the Company’s trading symbol was changed to “QNTM” on both the Nasdaq and CSE.

As at the date of this report, the Company is a reporting issuer in each of the provinces and territories of Canada. The Company’s registrar and transfer agent is Marrelli Trust Company Limited. The Company’s agent for service in the United States is CT Company, 28 Liberty Street, New York, New York 10005.

2.	Business Segments

The Company’s operations were organized into two primary business segments: Biopharmaceutical and Strategic Investments. The Biopharmaceutical segment is dedicated to developing therapies for neurodegenerative, inflammatory, and metabolic disorders, as well as alcohol misuse. Key initiatives include advancing Lucid-MS, a patented clinical-stage compound targeting myelin restoration in multiple sclerosis, and monetizing unbuzzd™, a licensed alcohol-recovery formulation, through a royalty-generating IP License Agreement with Unbuzzd Wellness and its U.S. affiliate.

Through its subsidiary FSD Strategic Investments, the Company maintained a portfolio of residential real estate-backed loans, secured by first or second mortgages, to generate stable cash flow and capital returns. During the year ended December 31, 2025, the entire portfolio of these loan receivables was sold to a corporation owned by the CFO of the Company. As of December 31, 2025, the Company no longer holds any loans secured by residential properties. Therefore, this business segment ceased to exist as of December 31, 2025, and will no longer be reported in future periods.

Separately, the Company expanded its corporate treasury management to include cryptocurrency investments, aligning with its strategy for financial diversification and long-term growth.

As at the date of this report, the Company currently has the following subsidiaries:

(i)	FSD BioSciences Inc. (“FSD Biosciences”), which is wholly owned by the Company and incorporated under the laws of the State of Delaware;

(ii)	Prismic Pharmaceuticals Inc. (“Prismic”), which is wholly owned by the Company and incorporated under the laws of the State of Arizona;

(iii)	FV Pharma Inc. (“FV Pharma”), which is wholly owned by the Company and incorporated under the OBCA;

(iv)	Lucid Psycheceuticals Inc., which is wholly owned by the Company and incorporated under the OBCA;

(v)	FSD Strategic Investments Inc., which is wholly owned by the Company and incorporated under the OBCA;

(vi)	FSD Pharma Australia Pty Ltd. (“FSD Australia”), which is wholly owned by the Company and incorporated under the laws of Australia;

(vii)	Unbuzzd Wellness Inc., formerly Celly Nutrition Corp, an entity controlled by the Company and incorporated under the British Columbia Business Corporations Act. Celly Nutrition Corp. changed its name to “Unbuzzd Wellness Inc.”, effective May 23, 2025.

(viii)	Huge Biopharma Australia Pty Ltd (“Huge Biopharma”), which is wholly owned by the Company and incorporated under the laws of Australia.

IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY’S BUSINESS IN FISCAL YEARS 2024, AND 2025, TO THE DATE OF THIS MD&A REPORT.

January 4, 2024: the Company’s registration statement on Form F-3 (File No. 333-276264) filed under the Securities Act with the SEC containing a base shelf prospectus with the SEC on December 22, 2023 (the “U.S. Base Prospectus”) was declared effective (the “January 2024 Registration Statement”). The January 2024 Registration Statement qualifies the offer, and sale, from time to time of Class B Subordinate Voting Shares up to an aggregate amount of US$50,000,000, subject to limitations, as applicable, under Form F-3. The January 2024 Registration Statement is available for use by the Company until the earlier of January 4, 2027. The terms of any Securities to be offered under the January 2024 U.S. Base Prospectus will be specified in a prospectus supplement, which will be filed with the SEC in connection with any such offer.

January 8, 2024: the United States District Court for the Southern District of Florida dismissed the Company’s request for a motion to dismiss the complaint filed against it by GBB Drink Lab, Inc. (“GBB”).

January 24, 2024: the Company entered into an agreement with SBS Intl Group LLC. (“SBS”) to assist the Company in enhancing its market awareness and foster productive, continuing dialogues with shareholders and other market participants. The agreement granted SBS 1,539 Options with an exercise price of C$68.25 and expiry date of January 24, 2026. As of the date of this report, this agreement has been terminated, and all share-based compensation forfeited.

January 24, 2024: the Company entered into an agreement with Draper, Inc. (“Draper”) and Carriage House Capital, Corp. (“Carriage House”) to assist the Company on in enhancing its market awareness and foster productive, continuing dialogues with Shareholders and other market participants. The agreement granted Draper and Carriage 5,385 Options each with the exercise price of C$68.25 and expiry date of January 24, 2026. As of the date of this report, this agreement has been terminated, and all share-based compensation forfeited.

January 29, 2024: the Company appointed Dr. Sanjiv Chopra, MD to the Board to replace Nitin Kaushal.

February 6, 2024: the Court of Appeal for Ontario (“ONCA”) affirmed the ONSC’s judgement in the amount of C$2.8 million plus C$175,000 against Dr. Raza Bokhari. An additional C$5,000 in costs was awarded to the Company by the ONCA in respect of Dr. Raza Bokhari’s failed motion for leave to appeal.

February 6, 2024: the Company incorporated Huge Biopharma to conduct research related to Lucid-MS in Australia.

February 11, 2024: the Company engaged MZHCI, LLC, an MZ Group Company (“MZ”) to lead a comprehensive strategic investor relations and financial communications program across all key markets (the “MZ Agreement”). Pursuant to the MZ Agreement, MZ is paid US$10,000 per month. Either party has the right to terminate the MZ Agreement upon fifteen days’ notice. As of the date of this report, the MZ Agreement remains in effect.

February 16, 2024: the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company, at its discretion, may offer and sell, from time to time, through Wainwright as sales agent, Class B Subordinate Voting Shares, having an aggregate offering price of up to US$11,154,232 (the “ATM Offering”). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Offering is payable to Wainwright in connection with its services. The ATM Offering was made in the United States pursuant to the January 2024 Registration Statement and the prospectus supplement dated February 16, 2024, and as amended pursuant to the Amendment No. 1 to the prospectus supplement dated August 26, 2024 (together with January 2024 Registration Statement, the “ATM U.S. Prospectus”) filed with the SEC.

-	Sales of the Class B Subordinate Voting Shares under the ATM U.S. Prospectus will and have been made in transactions that are deemed to be “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) including sales made directly on or through the Nasdaq. The Class B Subordinate Voting Shares will be distributed at the prevailing market prices at the time of each sale. As a result, prices may vary between purchasers and during the period of distribution. No Class B Subordinate Voting Shares in the ATM Offering will be sold on the CSE or any other trading market in Canada.

-	The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the ATM Agreement. If the Company chooses to sell Class B Subordinate Voting Shares under the ATM Offering, the Company intends to use the net proceeds of the ATM Offering (i) to fund various clinical studies, trials and development programs, (ii) to fund R&D, and (iii) for general corporate purposes and working capital.

-	From February 16, 2024, through December 31, 2024, the Company sold an aggregate of 1,384,783 Class B Subordinate Voting Shares on a post-consolidation basis, pursuant to the ATM U.S. Prospectus for gross proceeds of approximately US$11,746,730.

February 19, 2024: Huge Biopharma entered into an agreement with Ingenu CRO Pty Ltd. (“Ingenu”) to conduct the METAL-1 TRIAL.

February 28, 2024: the Company announced the settlement of an aggregate of US$492,135 of amounts owing to arm’s length creditors through the issuance of 8,385 Class B Subordinate Voting Shares at the deemed price of US$0.903 per Class B Subordinate Voting Share.

March 11, 2024: the Company, through Huge BioPharma, submitted a Clinical Trial Application (“CTA”) or a planned Phase-1b clinical trial to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication (“METAL-1 TRIAL”) to a human ethics review committee (“HREC”) in Australia.

March 26, 2024: Huge Biopharma entered into agreement with Ingenu to conduct a trial in connection with Lucid-21-302.

March 31, 2024: the principal amount of the C$1,000,000 million loan that the Company advanced to Unbuzzd Wellness (the “Unbuzzd Loan”) was increased by C$300,000.00, pursuant to the amendment to the Loan Agreement between the Company and Unbuzzd Wellness, dated as of April 3, 2024, with an effective date of March 31 2024. No retroactive interest was to be charged on the increased amount. Thus, the total principal amount of the Unbuzzd Loan equates to C$1,300,000.00 as of June 30, 2026. The interest rate per annum remained unchanged.

April 5, 2024: the Company received a written notification (the “April 2024 Nasdaq Notification Letter”) from Nasdaq that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule rules for continued listing on the Nasdaq. The April 2024 Nasdaq Notification Letter was a deficiency notice, not a delisting notice, and did not affect the trading of the Class B Subordinating Voting Shares. Nasdaq Listing Rule 5550(a)(2) requires securities listed on Nasdaq to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business day. The Class B Subordinate Voting Shares traded at a price of less than $1.00 per share for 30 consecutive business days between from February 22 to April 4, 2024. The Company was given until October 2, 2024, to regain compliance by maintaining a closing bid price of at least $1.00 for 10 consecutive business days. The Company regained compliance on September 6, 2024.

April 22, 2024: Unbuzzd Wellness announced a strategic partnership with BevSource, a provider of beverage development, production and operations solutions.

April 24, 2024: the Company entered into an agreement with Applied Science and Performance Institute (“ASPI”) in Tampa, Florida, to conduct a “A Randomized, Double-Blind, Placebo-Controlled Crossover Study to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication (METAL-2 TRIAL”).

April 25, 2024: Unbuzzd Wellness announced its partnership with Six+One, a branding, advertising and production agency.

May 7, 2024: the Company announced the submission to the HERC in Australia of a trial entitled “A Phase 1, Randomized, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.”

May 16, 2024: Unbuzzd Wellness announced its newly designed packaging and logo.

May 22, 2024: the Company entered into an investor relations services agreement with IR Agency LLC (“IR Agency”). Pursuant to the agreement, IR Agency agreed to communicate information about the Company to the financial community including, but not limited to, creating company profiles, media distribution and building a digital community with respect to the Company for a period of one month beginning on May 28, 2024, in exchange for a fee of US$245,000. At the date of this report, the Company discontinued its engagement with IR Agency.

May 28, 2024: the Company submitted a clinical trial protocol the Institutional Review Board in the United States for its METAL-2 TRIAL.

June 11, 2024: the Company entered into an option agreement with the University of Southern California (“USC”) to evaluate dietary supplement technology for commercialization (the “USC Agreement”). The USC Agreement allowed the Company to exclusively evaluate its novel technology for a 6-month term. At the end of this USC Agreement, the Company decided not to extend the USC Agreement.

June 27, 2024: the Company received approval from the HREC in Australia for its trial in connection with Lucid 21-302.

June 27, 2024: the United States District Court for the Eastern District of Pennsylvania granted judgement in favor of the Company in its case against Dr. Raza Bokhari.

June 28, 2024: the Company retained the services of Totaligent, Inc. (“Totaligent”), a market awareness firm with 25 years of experience and a 32-million investor database, for a 30-day contract valued at US$30,000, ending July 28, 2024, unless renewed, with both parties maintaining a 5-day termination notice option. As at today’s date, the Company discontinued its engagement with Totaligent.

August 13, 2024: the Company entered into an agreement with Ingenu to conduct a clinical study to observe and quantify disease progression in patients with primary progressive multiple sclerosis. This study will facilitate a future phase 2 clinical trial with Lucid-MS. This agreement is still in place.

August 14, 2024: the Unbuzzd Wellness IP License Agreement (i) was amended to add the U.S. subsidiary of Unbuzzd Wellness, as a licensee to the Unbuzzd Wellness IP License Agreement, effective as of the August 14, 2024, and granted the U.S. subsidiary of Unbuzzd Wellness exclusive global rights to commercialize the Licensed IP from August 14, 2024, (ii) noted that Unbuzzd Wellness became the sole and exclusive owner of the unbuzzd™ trademark pursuant to an intellectual property purchase agreement with the Company dated October 2, 2023, and amended the definition of the Licensed IP in the Unbuzzd Wellness P License Agreement to exclude unbuzzd™ any time after the unbuzzd™ trademark assignment date, and (iii) confirmed that Unbuzzd Wellness retained an exclusive global license to commercialize the Licensed IP since July 31, 2023, the effective date of the Unbuzzd Wellness License Agreement. All other terms in the Unbuzzd Wellness License Agreement remained substantially the same.

August 15, 2024: the Company completed the 2024 Consolidation and changed its name to “Quantum BioPharma Ltd.”. In connection with the name change, the Company’s trading symbol was changed to “QNTM” on both the Nasdaq and CSE. The new CUSIP and ISIN for the Class B Subordinate Voting Shares were changed to 74764Y205 and CA74764Y2050, respectively. After giving effect to the 2024 Consolidation, the Class B Subordinate Voting Shares were reduced from 84,531,149 to approximately 1,300,727 Class B Subordinate Voting Shares and the Class A Multiple Voting Shares were reduced from 72 to 2 Class A Multiple Voting Shares. No fractional Class A Multiple Voting Shares and Class B Subordinate Voting Shares were issued in connection with the 2024 Consolidation. Instead, all fractional Class A Multiple Voting Shares or Class B Subordinate Voting Shares were rounded up to the nearest whole number. The exercise price and/or conversion price and number of Class B Subordinate Voting Shares issuable under any of the Company’s outstanding convertible securities were proportionately adjusted in connection with the 2024 Consolidation.

August 15, 2024: the Company closed a non-brokered private placement and issued four (4) Class A Multiple Voting Shares at a price of C$18.00 per Class A Multiple Voting Share for aggregate gross proceeds of C$72.00 (the “August 2024 Class A Multiple Voting Share Private Placement Offering”). Xorax Family Trust, a trust of which Zeeshan Saeed, the Chief Executive Officer (“CEO”) and Co-Executive Chairman of Quantum BioPharma is a beneficiary (“Xorax”), and Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, a Co-Executive Chairman of Quantum BioPharma, is a director (“Fortius”), purchased all the Class A Multiple Voting Shares issued pursuant to the August 2024 Class A Multiple Voting Share Private Placement Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of MI 61-101.

August 23, 2024: the Company canceled an aggregate of 47,358 Options (“August 2024 Options”) to purchase Class B Subordinate Voting Shares, which were previously granted to board members, advisory board members, employees, advisors and consultants of the Company (each a “August 2024 Option Participant”). Management reviewed the Company’s outstanding August 2024 Options and determined that certain August 2024 Options granted to such August 2024 Option Participants under the Company’s Equity Incentive Plan, at exercise prices, ranging from C$84.50 to C$189.15 per Class B Subordinate Voting Share, no longer represented a realistic incentive to motivate the August 2024 Option Participants.

August 23, 2024: the Company announced the grant of RSUs (August 2024 RSUs”) pursuant to the Equity Incentive Plan. The Company granted an aggregate of 32,690 August 2024 RSUs to certain officers, directors, and employees of the Company. Each August 2024 RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the Lucid-MS MAD study conducted by Ingenu, subject to acceleration in the event of a takeover bid or change of control.

August 23, 2024: the Board authorized and approved bonuses in the amount of C$450,000 to each of Anthony Durkacz, Zeeshan Saeed and Donal Carroll, officers of the Company, (together, the “Executives”) pursuant to the terms and conditions of certain executive agreements entered into between the Company and each of the Executives (together, the “Executive Agreements”). Pursuant to the terms and conditions of the respective Executive Agreements, each Executive was entitled to certain annual bonuses, based on the Executive and Company meeting certain performance milestones, calculated on the basis of 70% of the respective Executive’s base salary for the second year of employment and 80% of the respective Executive’s base salary for the third year of employment, which equates to a bonus payment of C$210,000 and C$240,000, respectively, for each Executive for each year of service (each, a “August 2024 Bonus Payment”). Subject to compliance with CSE policies, the Company and Executives determined that to preserve the Company’s cash, it settled the August 2024 Bonus Payments into Class B Subordinate Voting Shares at a deemed price of C$5.44 per Class B Subordinate Voting Share.

August 26, 2024: the Company filed an amendment to the ATM U.S. Prospectus.

August 30, 2024: Donal Carroll assumed the role of Chief Financial Officer, and Nathan Coyle assumed the role of Controller. In addition, the Company appointed Jason Sawyer as the Head of Finance and Mergers and Acquisitions.

August 30, 2024: Unbuzzd Wellness launched unbuzzd™ Clear Eyed Citrus Powder grab-and-go stick packs on Amazon.com.

September 6, 2024: the Company regained compliance with Nasdaq’s continued listing requirements after receiving the April 2024 Nasdaq Notification Letter. See “April 5, 2024” for more information.

September 6, 2024: the Company completed debt settlements in the amount of C$450,000 with the Executives to preserve the Company’s cash through the issuance of 248,160 Class B Subordinate Voting Shares, at a deemed price of C$5.44 per Class B Subordinate Voting Share.

September 6, 2024: the Company granted an aggregate of 12,500 Options (the “September 2024 Options”), and an aggregate of 7,500 RSUs (the “September 2024 RSUs”) to a director and certain consultants of the Company. Each September 2024 Option is exercisable at a price of C$5.60 per Class B Subordinate Voting Share, expires two years from the date of grant and vest in one-third increments with the first batch vesting immediately and the remaining two thirds vesting equally on the 6 month and 12-month anniversary of the date of grant. Each September 2024 Option is exercisable to purchase one Class B Subordinate Voting Share. Each September 2024 RSU granted vested immediately.

September 6, 2024: the Company canceled an aggregated of 7,692 warrants to purchase Class B Subordinate Voting Shares, which were previously granted to a board member. Management reviewed the Company’s outstanding warrants and determined that the warrants granted to such individual at an exercise price of C$97.50 per Class B Subordinate Voting Share no longer represented a realistic inventive to motivate such individual.

September 13, 2024: the Company closed a non-brokered private placement and issued six Class A Multiple Voting Shares at a price of C$6.00 per Class A Multiple Voting Share for gross proceeds of C$36.00 (the “September 2024 Class A Multiple Voting Share Private Placement Offering”). Xorax and Fortius purchased all the Class A Multiple Voting Shares issued pursuant to the September 2024 Class A Multiple Voting Share Private Placement Offering. The participation by such insiders was considered a “related-party transaction” within the meaning of MI 61-101. The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the September 2024 Class A Multiple Voting Share Private Placement Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101). Fortius, Xorax and the Company entered into a Shareholder Agreement dated September 13, 2024 (“Shareholder Agreement”), which prohibits unauthorized transfers of the Class A Multiple Voting Shares.  See “Item 7. Major Shareholders and Related Party Transactions B. Related Party Transactions – Shareholder Agreement” in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2025., as amended.

September 27, 2024: the Company announced the grant of 29,500 Options to certain directors, officers, employees, and consultants (the “September 2024 Options”). Each September 2024 Option granted vests immediately and is exercisable at a price of C$5.25 for a period of two years from the issue date. A director of the Company received 7,500 of the September 2024 Options, and thus, the foregoing as it applies to such party represents a related-party transaction under MI 61-101. However, the transaction was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of the transaction nor the consideration exceeds 25% of the Company’s market capitalization.

September 27, 2024: the Company announced it has retained the services of Cambridge Consultants Inc. (“Cambridge”) for $35,000, TD Media LLC dba Life Water Media (“LWM”) for $75,000, and King Tide Media LLC (“KTM”) for $50,000. As at today’s date, the Company has discontinued its engagement with Cambridge, LWM, and KTM pursuant to this agreement.

October 7, 2024: the Company announced that Unbuzzd U.S. signed a master distribution agreement with FUSION.

October 20, 2024: On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10.

October 29, 2024: the Company engaged Agoracom Independent Trading Group (“Agoracom”) for C$25,000, Buyins, Inc. (“Buyins”) for US$15,000, and Stockjock.com LP (“Stockjock”) for US$15,000, to enhance market awareness and shareholder engagement, following a capital review and in compliance with CSE policies. Agoracom and ITG agreements require 30 days’ termination notice, while Buyins and Stockjock require 10 days’ notice. As of the date of this report, the Company remains engaged in these agreements.

October 31, 2024: The Company further decreased its outstanding debt to a creditor through a debt settlement agreement involving cash payments. Previously reported on the balance sheet at approximately US$611,000, the debt has been reduced to around US$211,000, reflecting a substantial reduction of approximately US$400,000.

November 5, 2024: the Company settled its total outstanding debt to a creditor, which was previously reported on the balance sheet at approximately US$278,000. The Company and the creditor reached a debt settlement agreement, whereby the creditor would be compensated by an external party to the Company.

December 5, 2024: the Company announced it intended to complete a non-brokered private placement offering (the “December 2024 Offering”) of up to 5,000 convertible debenture units of the Company (each, a “December 2024 Debenture Unit”) at a price of C$1,000 per Debenture Unit. Each December 2024 Debenture Unit consists of (i) one convertible debenture having a face value of C$1,000.00 (each a “December 2024 Debenture”); and (ii) 80 Class B Subordinate Voting Share purchase warrants (each a “December 2024 Warrant”) exercisable for 80 Class B Subordinate Voting Shares. The December 2024 Debentures matures on the date that is 36 months from the date of issuance and bears interest at a rate of 1.25% per month, beginning on the date of issuance and is payable in cash on the last day of each calendar quarter. The principal sum of the December 2024 Debenture, or any portion thereof, and any accrued but unpaid interest, may be converted into Class B Subordinate Voting Shares at a conversion price of C$6.25 per Class B Subordinate Voting Share. Each December 2024 Warrant shall entitle the holder to acquire one additional Class B Subordinate Voting Share at a price of C$7.00 per Class B Subordinate Voting Share, for a period of five (5) years from the date of issuance. The December 2024 Debenture contained normal course default provisions, and a default if the volume weighted average price of the Class B Subordinate Voting Shares on the Canadian Securities Exchange is at or below C$5.3125 for any period of 10 consecutive trading days (the “VWAP Default”). The December 2024 Debenture and December 2024 Warrant contain a provision that prevents conversion or exercise, as applicable, if the holder’s interest in the Company would exceed 9.99%. The Company shall have a right to prepay or redeem a part or the entire principal amount of the  December 2024 Debenture for a cash amount equal to the sum of all payments of interest on the December 2024 Debenture, that would be due through to the maturity date (the “Prepayment Penalty”). In the event the holder converts the entire amount owing on the December 2024 Debenture within 6 months of the issuance date, the holder shall be entitled to receive a cash amount equal to half the sum of all payments of interest on the December 2024 Debenture that would be due through to the maturity date, or at the option of the holder Class B Subordinate Voting Shares at the conversion price (the “Conversion Bonus”). The Company would use proceeds from the December 2024 Offering for the ongoing development of the Company’s business model and for general working capital purposes.

December 10, 2024: the Company’s safety review committee recommended commencing dosing of the second cohort in its trial entitled “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.”

December 13, 2024: the Company closed an initial tranche of the December 2024 Offering and issued 500 December 2024 Debenture Units for C$500,000. See “December 5, 2024” above for more details on the December 2024 Offering.

December 18, 2024: the Company entered into an investor relations services agreement with Enterprise Canada Inc. (“Enterprise”). Pursuant to the agreement (“Enterprise Agreement”), Enterprise has been engaged for an indefinite period. The Enterprise Agreement is structured in three phases, with C$10,000 paid to Enterprise at the start of phase 1, C$2,500 on the completion of phase 2, and C$5,000 due monthly as a public relations retainer (phase 3). Enterprise will be assisting the Company with its public relations strategy, which includes developing the Company’s narrative, key messages, and pitching strategies with identified targets. As of the date of this report, the parties remain engaged in the Enterprise Agreement.

December 20, 2024: the Company closed the second tranche of the December 2024 Offering and issued 500 December 2024 Debenture Units for C$500,000. See “December 5, 2024” above for more details on the December 2024 Offering.

December 20, 2024: the Company purchased US$1,000,000 of Bitcoin and other cryptocurrencies as part of its strategic efforts.

December 24, 2024: the Company entered into a prepaid forward purchase agreement (“Sports Coat Prepaid Purchase Agreement”) with Sports Coat LLC (“Sports Coat”), whereas Sports Coat agreed to provide financing of US$1,000,000 to the Company as consideration for purchasing proceeds of the litigations (the “Litigation Proceeds”) which includes any of the following involving: (i) claims relating to market manipulation / securities / commodities / exchanges brought by or on behalf of Quantum Biopharma Ltd. or any related entity: or (ii) Dr. Raza Bokhari. Per terms stated in the Sports Coat Prepaid Purchase Agreement, the Company is not obligated to repay US$1,000,000 to Sports Coat if no proceeds are realized from the lawsuit as the financing is considered non-recourse. Sports Coat bears risk of loss in the event of non-collection of the Litigation Proceeds. The Sports Coat Prepaid Purchase Agreement does not have a predefined repayment schedule, or specified due date, and the Company has not generally pledged its assets as collateral to ensure repayment.

January 7, 2025: the Company was approved to dual list its shares on Upstream, a MERJ Exchange market and global securities trading application. The dual listing on Upstream is designed to provide the Company the opportunity to access a global investor base outside of the U.S. that can trade using a credit/debit card, PayPal, USD, or USDC (a stable coin pegged to the USD); unlocking liquidity and enhancing price discovery while globalizing the opportunity to invest in the Company. The Upstream market is open to non-U.S. investors 7 days a week 20 hours a day, Monday to Sunday: 10:00am to 06:00am UTC+4 (1:00am to 9:00pm EST). Traders on Upstream’s smart-contract powered market will experience real-time trading and settlement, and a transparent orderbook which does not permit common market manipulations.

January 14, 2025: the Class B Subordinate Voting Shares started trading on the MERJ Exchange at 10:00am ET under the ticker symbol “QNTM”. See “January 7, 2025” above for more information.

January 20, 2025: the Company closed the third tranche of the December 2024 Offering and issued 1,480 December 2024 Debenture Units for aggregate gross process of C$1,480,000. This third tranche was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 Warrants per Debenture Unit, and a reduced exercise price of C$5.25 per Warrant share. On February 7, 2025, the investor converted a partial amount of this Debenture into an aggregate of 152,577 shares of the Company’s Class B Subordinate Voting Shares. On February 26, 2025, the investor converted the remaining amount of the Debenture into an aggregate amount of 221,237 shares of the Company’s Class B Subordinate Voting Shares. Thus, the total amount of Class B Subordinate Voting Shares converted under this Debenture was 373,814. See “December 5, 2024” above for more details on the December 2024 Offering.

January 24, 2025: the Company sought a court order from the ONSC declaring Dr. Bokhari to be a vexatious litigant.

February 4, 2025: the Company announced that it completed a double-blind, randomized, placebo-controlled crossover design clinical trial (NCT06505239) of unbuzzd™. For more information about unbuzzd™ Clinical Trials, please see the Company’s Annual Report on Form 20-F, “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse” filed with the SEC on March 28, 2025.

February 6, 2025: Unbuzzd Wellness entered into a letter of engagement with a leading New York investment bank to raise up to US$10,000,000 in capital and explore an initial public offering on a major US public exchange.

February 7, 2025: the Company and Empire Market Ventures, LLC (“Empire”) entered into an investor relations services agreement (the “Empire Agreement”). Pursuant to the Empire Agreement, Empire was engaged for a period of three months. The Company paid Empire US$25,000 in fees. Empire will be providing the Company with investor awareness and marketing services, which includes giving the Company access to an exclusive Nasdaq, TSX, and ASX mailing list and investor contacts, content creation, media appearances, branding and consulting, and other services aimed at increasing the Company’s engagement with investors.

February 18, 2025: the Company purchased an additional US$1,000,000 worth of Bitcoin and other cryptocurrencies as part of its strategic efforts.

March 6, 2025: the Company closed the fourth tranche of the December 2024 Offering and issued 100 January 2025 Debenture Units for aggregate gross process of C$100,000. On March 25,2025, the investor converted this Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares. In addition, the Company announced it may complete additional tranches of the December 2024 Offering, adjusting each convertible debenture units (each, a “March 2025 Debenture Unit”) to include 76 warrants, with an increased conversion price of C$6.60 (the “March 2025 Debenture”) and an increased exercise price per warrant of C$7.00 (the “January 2025 Warrants”). In addition, the March 2025 Debenture removed the VWAP Default, the Prepayment Penalty and the Conversion Bonus.

March 7, 2025: the Company cancelled an aggregate of 7,692 warrants to purchase Class B Subordinate Voting Shares which were previously granted to Mr. Zapolin. The Company and Mr. Zapolin entered into a warrant cancellation agreement, pursuant to which Mr. Zapolin agreed to cancel the warrants. Management had reviewed Mr. Zapolin’s outstanding warrants and determined that the warrants granted to Mr. Zapolin under the Equity Incentive Plan no longer represented a realistic incentive to motivate Mr. Zapolin. Concurrently, the Company granted an aggregate of 7,692 Options to Mr. Zapolin to acquire Class B Subordinate Voting Shares (each, a “Zapolin Option”) pursuant to the Equity Incentive Plan, with an exercise price of C$6.60 per Class B Subordinate Voting Share. Each Zapolin Option granted vested immediately, and the expiry date of the Zapolin Options are on March 7, 2027. If Mr. Zapolin ceases to be a participant under the Equity Incentive Plan for any reason, the expiry date of the Zapolin Options shall be 90 days following the date Mr. Zapolin ceases to be a participant under the Equity Incentive Plan.

March 20, 2025: The Company increased its cryptocurrency holdings with the purchase of an additional US$1,500,000 worth of Bitcoin and other cryptocurrencies.

March 26, 2025: Unbuzzd Wellness released unbuzzd™ “On-the-Go Powder Stick Packs” in an 8-pack display box, facilitating the sale of unbuzzd™ in convenience, liquor, and drug stores across the United States. The 8-pack display box is available for direct sale to consumers on both amazon.com and unbuzzd.com.

March 26, 2025: the Company retained the services of LWM to enhance its market awareness. This engagement is for a period of 45 days, for $55,000. As of the date of this report, the Company engages with LWM.

March 27, 2025: the Company appointed Terry Lynch to the Board to replace Dr. Sanjiv Chopra.

March 31, 2025: the Company announced that it has closed the final tranche (“Final Tranche”) of the offering announced on December 5, 2024 (the “December 5 NR”) as amended on January 20, 2025, and based on the better terms announced on March 7, 2025 (the “March 7 NR”). The Company issued 2,420 Debenture Units (as defined in the December 5 NR, as amended by the March 7 NR) for C$2,420,000 as part of this Final Tranche bringing the total amount raised to C$5 million.

March 31, 2025: the Company entered into a joint clinical study with Massachusetts General Hospital (MGH) scientists to validate a novel positron emission tomography (PET) imaging technique to monitor myelin integrity and demyelination in people with multiple sclerosis (MS).

April 3, 2025: Unbuzzd Wellness launched unbuzzd in Puerto Rico with distribution partner FUSION Distribution Group, a leading distributor of health-conscious food and beverage offerings across Puerto Rico, the Caribbean, and parts of Central and South America.

April 10, 2025: Unbuzzd Wellness has secured a landmark partnership with the Asian American Trade Associations Council (“AATAC”) to expand the retail availability of unbuzzd™, increase sales, and recruit new customers. This partnership will focus on unbuzzd™’s convenient “On-the-Go Powder Stick Packs” which have been scientifically proven to accelerate the reduction of blood alcohol levels and restore mental alertness.

April 14, 2025: the Company announced that the reconsideration motion by Dr. Raza Bokhari at the Court of Appeal for Ontario was dismissed entirely in favour of Quantum BioPharma. As previously disclosed in Quantum BioPharma’s news releases issued May 11, 2023, October 4, 2023, and February 5, 2024, and January 17, 2025, Arbitrator Cunningham dismissed Dr. Bokhari’s claim that the Company had wrongfully dismissed him, awarding the Company approximately CDN$2.81 million in costs of the arbitration plus interest. Also, $175,000 in costs were awarded by Justice Conway in respect of the set aside application, and $5,000 in costs were awarded by the Court of Appeal totaling $180,000 in respect of Dr. Raza Bokhari’s failed motion for leave to appeal. Dr. Raza Bokhari filed a re-consideration motion with the Court of Appeal for Ontario which is now dismissed entirely and $180,000 in awards is now due.

April 18, 2025: the Company announced the grant of 60,000 restricted share units (each, an “RSU”) pursuant to the Company’s equity incentive plan, to Malone Wealth Ventures, LLC.

April 18, 2025: The Company announced that the board of directors of the Company authorized and approved the settlement of outstanding debt owed to arm’s length parties by issuing Class B Shares at a deemed price of US$6.75 per Class B Share. The Class B Shares upon issuance will be subject to a four month and one day hold period pursuant to the polices of the CSE and applicable securities laws.

April 22, 2025: the Company announced the appointment of Kevin Malone as an advisor to the Board of Directors.

On April 23, 2025, the Company expanded its portfolio of residential mortgages by issuing one new mortgage loan, with a principal amount of C$105,000 with a maturity of one year.

May 5, 2025: the Company announced that it had filed an amended complaint, to the original complaint filed on October 21, 2024, in the US District Court for the Southern District of New York, in response to the Motion to Dismiss filed by the defendants on January 31, 2025.

May 12, 2025: the Company announced the completion of dosing in 90-day repeated dose oral toxicity for Lucid-MS.

May 19, 2025: the Company purchased an additional USD$1,000,000 worth of Bitcoin and expanded its cryptocurrency holdings to a total value of $4,500,000.

May 20, 2025: the Company announced an agreement signing with a Global Pharmaceutical Contract Research Organization to prepare an application for Lucid-MS.

May 28, 2025: the Company received an ethics committee approval for Phase 2 clinical for the drug product containing ultra-micronized palmitoylethanolamide (PEA) to address the MCAS disease.

May 29, 2025: Unbuzzd retained MNP as auditor for its capital raise and changed its name to “Unbuzzd Wellness Inc.” effective May 23, 2025.

May 30, 2025: the Company received $2,350,000 from settlement with Dr. Raza Bokhari. This settlement concluded all outstanding issues and prevented any future litigation in various courts in Canada. In accordance with the Sports Coat Prepaid Purchase Agreement, the Company paid $1,420,000 proceeds received from Dr. Bokhari to Sports Coat, representing the full repayment of the principal and the additional return calculated under the Sports Coat agreement.

June 10, 2025: the Company announced that it purchased additional Bitcoin and other cryptocurrencies and expanded its cryptocurrency portfolio to a total value of $5,000,000.

June 13, 2025: the Company announced the intention to declare special dividend consisting of Contingent Value Rights based on proceeds from a future litigation settlement to be issued on a 1:1 basis to holders of the Company’s Class B Subordinate Voting Shares.

June 17, 2025: the Company announced a first person with MS scanned in a joint study with Massachusetts General hospital.

June 18, 2025: the Company entered into a consulting agreement with Malone Wealth Ventures, LLC (“Malone Wealth”) to be effective as of April 15, 2025, to provide consulting services and general business services related to naked short-selling, corruption in the brokerage community and other corporate issues. The Company issued 30,000 Class B Subordinate Voting Shares on April 24, 2025, for prior services, and 60,000 RSUs, which vested in two 30,000-share tranches on June 12 and June 18, 2025, based on market capitalization targets.

June 25, 2025: the Company terminated the consulting agreement with Malone Wealth and his services as a Board Advisor.

June 26, 2025: Unbuzzd Wellness announced its intention to complete a $5,000,000 capital raise through Regulation D506(c) offering.

June 27, 2025: the Company announced a non-brokered private placement offering to issue twelve Class A Multiple Voting Shares at a price of C$50.00 per Class A Multiple Voting Share for gross proceeds of C$600.00. It is intended that Xorax and Fortius will purchase all the Class A Multiple Voting Shares, and the Company filed a material change report more than 21 days before the expected closing of the private placement.

July 1, 2025: Malone Wealth was rehired as a Board Advisor on July 1, 2025.

July 2, 2025: the Company issued 31,035 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranches 4 and 5 of the December 2024 Offering.

July 3, 2025: the Company issued 266,096 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranches 1, 2, 3, and 5 of the December 2024 Offering.

July 7, 2025: the Company issued 8,344 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

July 8, 2025: the Company issued 8,344 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

July 8, 2025: the Company through its subsidiary, Huge Biopharma Australia Pty Ltd., the submission of its patented candidate breakthrough drug, Lucid-21-302 (Lucid-MS), to the Innovative Licensing and Access Pathway (ILAP) Passport program in the United Kingdom (UK). The ILAP Passport application was submitted for Lucid-21-302 as a new, first-in-class treatment for multiple sclerosis (MS).

July 10, 2025: the Company issued (i) 11,699 and (ii) 17,698 Class B Subordinate Voting Shares upon the cashless exercise of warrants to two investors attached to convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

July 10, 2025: the Company renewed an existing residential mortgage in its portfolio, extending its maturity by one year, with a principal amount of C$925,000.

July 22, 2025: the Company announced (i) the purchase of 2,000 shares of GameStop Corp. (NYSE: GME), and (ii) the completion of debt settlements with an arm’s length creditor totaling $40,000, comprising (a) a June 18, 2025 settlement of $30,000 satisfied through the issuance of 1,000 Class B Subordinate Voting Shares at C$41.14 per Class B Subordinate Voting Share, and (b) a July 9, 2025 settlement of $10,000 satisfied through the issuance of 680 Class B Subordinate Voting Shares at C$23.85 per Class B Subordinate Voting Share.

July 24, 2025: the Company purchased 38,129 shares of Genius Group Limited (AMEX: GNS).

July 31, 2025: Further to the Company’s press release dated June 26, 2025, Unbuzzd Wellness launched its $5,000,000 capital raise through Regulation D506(c) offering to fund growth and establish a path to a possible initial public offering.

August 1, 2025: the Company issued 3,014 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to the convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

August 4, 2025: the Company announced that it had filed a legal reply in opposition to a joint motion to dismiss from defendants CIBC and RBC, continuing its lawsuit seeking over $700 million USD in damages. The Company alleges that these banks and others engaged in stock price manipulation and “spoofing” of its shares between January 2020 and August 2024, artificially depressing the stock price. The case is being pursued on a contingency basis by the law firms Christian Attar and Freedman Normand Friedland LLP, and the Company has stated it is open to an amicable resolution with the involved banks.

August 5, 2025: the Company announced positive results from the Clinical Study Report (CSR) for the Phase 1 Multiple Ascending Dose (MAD) clinical trial of its experimental multiple sclerosis drug, Lucid-MS, which concluded that the drug was safe and well-tolerated with no identified safety concerns in healthy participants, a critical step that allows the company to advance the clinical development and prepare for future efficacy trials in patients.

August 8, 2025: the Company announced that Positron Emission Tomography (PET) tracer used in a joint study with Massachusetts General Hospital (MGH) scientists shows the ability to capture differences across lesions in multiple sclerosis (MS) patients, which may prove highly useful for monitoring myelin integrity and demyelination in MS.

August 11, 2025: the Company announced through its subsidiary, Huge Biopharma Australia Pty Ltd., that it has signed an agreement with a leading contract development and manufacturing organization (CDMO) to manufacture an oral drug formulation of Lucid-MS. The oral formulation of Lucid-MS will serve as the drug product for the Company’s Phase 2 clinical trial, which will test the efficacy on humans of Lucid-MS as a possible treatment for people to gain back mobility lost with multiple sclerosis (MS). To date numerous animal models over the past decade showed Lucid-MS helped those animals regain their ability to walk.

August 11, 2025: the Company announced that further to its press release dated June 27, 2025, the Company will be seeking shareholder approval of its non-brokered private placement of class A multiple voting shares for aggregate gross proceeds of up to $600 at its upcoming annual general and special meeting being held on September 26, 2025.

On August 21, 2025, the Company announced the following corporate updates:

1)	Debt Settlement

On August 12, 2025, the board of directors of the Company authorized the settlement of outstanding debt with one creditor in the amount of $26,812.50 USD by converting the debt into 1,102 Class B Shares (“Creditor Shares”) at a deemed price of $24.33 USD per Class B Share.

2)	Grant of Restricted Stock Units

On August 15, 2025, the Board authorized and approved the grant of restricted share units (each, an “RSU”) pursuant to the Equity Incentive Plan. The Company granted 800 RSUs each to Peter Stys and Jack Antel. The RSUs granted vest in accordance with the following schedule:

a.	500 RSUs will vest to each Clinical Advisor when the Company has a filing application with the US FDA or an equivalent regulatory filing in another country for the start of a clinical Phase 2 trial for Lucid MS within 1 year of grant.

b.	300 RSUs will vest to each Clinical Advisor when the Company receives a no objection letter or an equivalent regulatory approval from the US FDA or other regulatory institution permitting the start of the clinical trial.

3)	Statutory Hold Period and Restrictions on Resale

The Creditor Shares and RSUs (and any Class B Shares issuable upon their settlement) are subject to a statutory hold period of four months and one day pursuant to the policies of the CSE. The RSUs and Creditor Shares were not registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

4)	Change to Advisory Board

Effective August 15, 2025, the Company terminated the Board Advisor Agreement dated July 1, 2025, with Kevin Malone, and as a result, Mr. Malone ceased serving as an Advisor to the Company’s Board of Directors.

September 10, 2025: the Company announced that Kingswood Capital Partners has initiated coverage of Quantum BioPharma with a BUY rating and a discounted cash flow-based US$45 price target, assuming successful Phase 2 and 3 trials of Lucid-MS in the 2026-2028 timeframe, and a commercial launch in 2029. The lead analyst of this report is Karen Sterling, PhD, CFA, Senior Equity Analyst at Kingswood Capital Partners. This coverage is unpaid, and Quantum BioPharma provided no consideration for this report.

September 18, 2025: the Company announced that Health Canada has granted a Product License (PN 80144141) for its natural health product, Qlarity. Quantum licensed a similar product, sold as a dietary supplement in the United States under the brand name “unbuzzd” (unbuzzd.com). This Product License from Health Canada permits Quantum to sell Qlarity in Canada. Health Canada’s product license permits the following recommended uses of Qlarity, among others: helps in energy production and metabolism; helps to maintain/support normal electrolyte balance; helps (temporarily) to enhance (physical) energy and motor performance, reduce fatigue, promote endurance, promote mental alertness, and enhance cognitive performance.

On September 26, 2025, the Company announced the following corporate updates:

1)	Grant of Restricted Stock Units

The Company’s board of directors authorized and approved the grant of restricted share units (each, an “RSU”) pursuant to the Company’s omnibus equity incentive plan (“Equity Incentive Plan”). The Company granted 32,000 RSUs to each of Zeeshan Saeed, Anthony Durkacz, and Donal Carroll. The RSUs granted vest upon the compilation of data that would enable the drafting of a Phase 2 MS Study.

2)	Stock Options Grant

In addition, the Company granted 98,000 options (the “Options”) to acquire Class B subordinate voting shares in the capital of the Company at C$24.50 per Class B Share, pursuant to the Equity Incentive Plan, to certain directors, officers, employees, and consultants (the “Option Grant”). The Options granted vested immediately and expire on September 24, 2030.

3)	Statutory Hold Period and Restrictions on Resale

The Options and RSUs (and any Class B Shares issuable upon their settlement or exercise) are subject to a statutory hold period of four months and one day, and were not registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

4)	Related Party Transaction

The RSU Grant and the Option Grant, as they relate to the directors of the Company, constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions (“MI 61-101”) due to the grants to the directors, who are members of the Board, and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of the RSU Grant and the Option Grant, as they relate to the directors of the Company. In its consideration and approval of the RSU Grant and the Option Grant, as they relate to the directors of the Company, the Board determined that the RSU Grant and the Option Grant, as they relate to the directors of the Company, were exempt from the formal valuation and minority approval requirements of MI 61-101. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61- 101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the RSU Grant and the Option Grant, as they relate to the directors of the Company, as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101).

The Company did not file a material change report more than 21 days before the RSU Grant and the Option Grant, as they relate to the directors of the Company, because the details of the grants to related parties to the Company were not settled until shortly prior to the grants. The Company wished to proceed on an expedited basis for business reasons.

October 1, 2025: the Company welcomed Dr. Jack Antel as new clinical advisor to its multiple sclerosis (MS) program centered around Lucid-21-302 (“Lucid-MS”), a patented, new chemical entity investigational drug designed to inhibit demyelination in MS. Dr. Antel will be advising Quantum Biopharma on the clinical development of Lucid-MS including design of efficacy trials of Lucid-MS in people with MS.

October 2, 2025: the Company announced it has received two key final reports related to its potential breakthrough drug for Multiple Sclerosis: the 90-day oral toxicity study report and the toxicokinetic study report for Lucid-MS. These studies were commissioned to provide key data to support an Investigational New Drug (IND) application with the US FDA for a phase-2 clinical trial in Multiple Sclerosis.

October 3, 2025: the Company announced that its Board of Directors set October 27, 2025, as the record date for distributing special dividend Contingent Value Rights (CVRs) to its Class B shareholders on a one-for-one basis, which would entitle holders to a pro rata portion of 10% to 50% of the net proceeds from the Company’s ongoing litigation seeking over $700 million in damages from CIBC, RBC, and others for alleged stock manipulation, with payment only occurring if and when the Company receives net proceeds from a settlement or final judgment.

October 8, 2025: the Company announced a public whistleblower policy offering a cash reward of up to USD $7 million to any individual or entity that provides definitive and verifiable proof of market manipulation in the Company’s stock, with the reward payable only if the information significantly contributes to a trial victory or settlement in its ongoing lawsuit seeking over $700 million in damages from CIBC, RBC, and other financial institutions for alleged spoofing and stock manipulation.

October 14, 2025: the Company issued a formal response strongly refuting what it characterized as vague, unsubstantiated, and misleading allegations by The Schall Law Firm and DJS Law Group, which had announced an investigation into potential securities law violations, stating that the claims lacked any factual basis or concrete details and appeared to be an opportunistic attempt to damage the Company’s reputation and provoke shareholder concern.

October 20, 2025: the Company announced the expiration at 5pm EST of 53,147 warrants (originally 3,454,543 warrants issued pre-reverse stock split (65 to 1)). All warrants were issued to hedge funds and investment funds as part of a previous financing completed on October 20, 2020.

October 29, 2025: the Company announced a non-brokered private placement of up to 30 class A Multiple Voting Shares of the company at the price of C$25 per class A multiple voting share for aggregate gross proceeds of up to C$750.

October 31, 2025, the Company filed a prospectus supplement to its effective shelf registration statement, pursuant to which it may from time to time offer and sell up to $21,225,000 of its Class B Subordinate Voting Shares through an at-the-market offering program.

December 9, 2025: During the year ended December 31, 2025, the portfolio of loan receivables held through FSD Strategic Investments, were sold to a corporation owned by the CFO of the Company. As of June 30, 2026, the Company no longer holds any loans secured by residential properties.

December 10, 2025: the Company announced, further to its October 29, 2025, announcement, that it successfully closed a non-brokered private placement and issued 30 Class A Multiple Voting Shares of the Company at a price of C$25 per Class A Multiple Voting Share for gross proceeds of C$750.

December 22, 2025: the Company announced that pursuant to the entry into the at-the-market offering agreement with Roadman and Renshaw LLC (“Rodman”) on December 22, 2025, the Company, at its description may offer and sell from time to time, through Rodman as sales agent, Class B Subordinate Voting Shares in the capital of the Company having an aggregate offering price of up to $17,243,174.

December 22, 2025: Paul Durkacz, a shareholder of the Company, filed a class action lawsuit alleging that investors in the Company were the victims of stock manipulation The lawsuit alleges that between January 6, 2021, and October 15, 2025, shareholders who sold securities of the Company, formerly known as FSD Pharma Inc., were significantly and materially harmed.

December 23, 2025: the Company announced that oral dosing of Lucid-MS was complete in both a 180-day toxicity and toxicokinetic studies. These studies will support the Investigational New Drug (IND) with the US FDA, including the design of a Phase 2 trial of Lucid-MS in people with multiple sclerosis.

March 11, 2026: the Company announced that it intends to complete a non-brokered private placement offering of up to 4,000 convertible debenture units of the Company at a price of $1,000 per debenture unit. Each debenture unit will consist of (i) one secured convertible debenture having a face value of $1,000.00; and (ii) 333.33 common share purchase warrants exercisable for 333.33 Class B Subordinate Voting Shares. The debentures will mature on the date that is 24 months from the date of issuance and shall bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter, starting June 30, 2026. The principal sum of the debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into Class B Subordinate Voting Shares at a conversion price of $3.00 per Class B Subordinate Voting Share. Each warrant shall entitle the holder to acquire one additional Class B Subordinate Voting Shares at a price of $3.75 per warrant share, for a period of five (5) years from the date of issuance. The Company will use the proceeds from the offering for the ongoing development of the Company’s business model and for general working capital purposes. Additionally, the Company intends to settle certain amounts owing to arm’s length creditors and insiders of the Company, through the issuance of Class B Subordinate Voting Shares at a deemed price per Class B Subordinate Voting Share equal to the conversion price.

During the six months ended June 30, 2026, the Company sold an aggregate of $8,105,022 in gross proceeds and issued a total of 2,127,794 Class B Subordinate Voting Shares under its at-the-market offering agreement with Rodman and Renshaw LLC, as sales agent.

March 11, 2026: the Company issued 44,415 Class B Subordinate Voting Shares to executives and employees of the Company upon the exercise of RSUs.

March 20, 2026: the Company announced that it had closed its first tranche of a private placement offering, initially announced on March 10 and 11, 2026, and issued 3,750 debenture units (“March 2026 Debenture Units”) for aggregate gross proceeds of C$3,750,000. One director of the Company participated in the private placement offering and subscribed for 300 debenture units, representing aggregate gross proceeds of C$300,000.

March 20, 2026: the Company also announced the completion of debt settlements by issuing an aggregate of 370,457 Class B Subordinate Voting Shares in the Company to settle approximately C$1,117,727 of debt owed to certain arm’s length creditors and insiders of the Company.

March 23, 2026: the Company announced the peer reviewed publication of its dietary supplement product, “unbuzzd”.

March 26, 2026: the Company announced the appointment of Dr. Salvatore Napoli as principal investigator for its planned phase two clinical trial evaluating Lucid-MS.

March 27, 2026: the Company announced the grant of 35,000 stock options to certain employees, and consultants. Each option granted vested immediately and was exercisable at a price of C$6.50 for a period of five years from the issue date. The stock options were granted in accordance with the company’s stock option plan and were subject to a statutory four month and one day hold.

March 30, 2026: the Company announced that it has entered a binding Letter of Intent with Allucent, a global contract research organization with extensive experience supporting central nervous system clinical trials, to support the planned Phase 2 clinical trial of Lucid-MS for the treatment of multiple sclerosis.

April 1, 2026: the Company announced that it has formally submitted an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) for Lucid-21-302 (Lucid-MS), its new drug candidate for the treatment of multiple sclerosis (MS). This milestone IND submission supports Quantum’s planned Phase 2 clinical trial evaluating its first-in-class therapeutic treatment targeting demyelination, advancing Quantum BioPharma’s strategic growth in the global neurological market.

April 2, 2026: the Company announced that the United States District Court for the Southern District of New York had largely ruled against defendants CIBC World Markets and RBC Dominion Securities joint motion to dismiss the Company’s lawsuit alleging illegal market manipulation.

April 27, 2026: the Company announced that it had retained the services of Synergy Communications Capital Inc. (“Senergy”) on a one-month contract, with option for renewal, starting May 18, 2026, to provide marketing and investor awareness services. Senergy is an arm’s length marketing, advertising and shareholder relations firm based in Vancouver, BC. Under the terms of the agreement, the Company will pay Synergy $150,000 that includes a service fee of $25,000 and an advertising expense of $125,000. The Company also announced that it had retained the services of King Tide Media LLC (“KTM”) on a one-month contract, with option for renewal, starting May 1, 2026, to provide market awareness and Foster productive, continuing dialogues with shareholders and other market participants. KTM is an arm’s length marketing, advertising and shareholder relations firm based in Lake Worth, Florida. Under the terms of the agreement, the Company will pay KTM $125,000.

On May 18, 2026: the Company announced a significant milestone in its collaborative study with Massachusetts General Hospital (MGH): patient enrollment has reached the halfway mark, accompanied by encouraging preliminary imaging results. This pioneering study is designed to validate a novel positron emission tomography (PET) imaging technique capable of directly assessing demyelinated neurons with intact axons and tracking demyelination in patients with multiple sclerosis (MS)—a critical step toward transforming how disease progression and treatment response are measured. At the center of this effort is the PET tracer [¹⁸F]3F4AP, developed by Pedro Brugarolas, an investigator in the Department of Radiology at MGH and Assistant Professor at Harvard Medical School. In prior preclinical and clinical studies, [¹⁸F]3F4AP demonstrated high sensitivity for detecting demyelinated lesions along with favorable pharmacokinetics, positioning it as a promising biomarker for monitoring myelin damage and repair.

On May 28, 2026: the Company received correspondence from the U.S. Food and Drug Administration (“FDA”) indicating that the IND has been placed on clinical hold pending submission of additional information requested by the agency. A clinical hold is a regulatory process through which the FDA may request additional information or clarification before permitting a clinical study to proceed. The Company is currently reviewing the FDA’s comments and intends to work closely with the agency to address the matters identified in the clinical hold letter. The Company believes the issues raised by the FDA are addressable and plans to submit a response package following completion of its review and related activities.

June 2, 2026: the Company announced that it has entered into an investor relations and consulting services agreement with Stocks.news through IR Agency LLC (the “Agency”) beginning on June 8, 2026. Pursuant to the agreement, the Agency has agreed to communicate information about the Company, but not limited to, creating company profiles and media distribution to the financial community, building a digital community with respect to the Company, marketing of news distribution and also lead generation campaigns for a period of 6 months for a fee of US$250,000. The Agency is arm’s-length to the Company and neither the Agency nor its principals hold an equity interest in the Company’s securities, either directly or indirectly, or the right to acquire any equity interest.

July 7, 2026: the Company retained the services of FinnCom, Inc. (“FinnCom”), on a six-month contract with option for renewal, starting June 24, 2026, to provide marketing and investor awareness services. FinnCom is an arm’s-length marketing, advertising and shareholder relations firm based in Lancaster, California. FinnCom will design and execute campaigns that include corporate branding, social media, and advertising initiatives. Under the terms of the agreement, the Company will pay FinnCom USD $20,500 at contract initiation, followed by six monthly payments of USD $25,000 from July 2026 to December 2026, included. The total cash consideration to FinnCom is USD $170,500.

July 20, 2026: the Company announced that its board of directors had approved the settlement of C$123,487.43 owing to arm’s length creditors and insiders of the Company through the issuance of Class B Subordinate Voting Shares at a deemed price per Class B Subordinate Voting Share based on the lower of: (i) C$4.26 and (ii) the closing price of the Class B Subordinate Voting shares on the Canadian Securities Exchange on the trading day immediately prior to the date of closing of the debt settlement.

July 30, 2026: the Company announced that, further to the press release of July 20, 2026, it had closed the settlement of C$123,487.43 owing to arm’s length creditors and insiders of the Company through the issuance of Class B Subordinate Voting Shares. The shares were issued a deemed price of C$3.99 per Class B Subordinate Voting Share and issued an aggregate of 30,948 Class B Subordinate Voting Shares to the creditors.

August 10, 2026: the Company announced that the FDA cleared its IND application for Lucid-MS, a first-in-class neuroprotective therapy targeting demyelination, enabling the Company to proceed with a Phase 2 clinical trial in progressive multiple sclerosis. This milestone allows the Company to initiate a randomized, double-blind, placebo-controlled study for a disease area with significant unmet medical need and limited treatment options. The Company believes Lucid-MS’s novel, non-immunosuppressive approach could represent the first demonstration of achievable neuroprotection for patients suffering from progressive MS.

LEGAL PROCEEDINGS

The Company is engaged in certain legal proceedings, as further described below. Litigation has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in defending any of these claims and that the judgments will not be upheld against us. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with outcomes that could have a material adverse effect on the Company and its financial condition. Except as otherwise disclosed below, there are no material outstanding legal proceedings or regulatory actions to which the Company is party, nor, to Company’s knowledge, are there any such proceedings or actions contemplated.

GBB Drink Lab Litigation

On May 12, 2023, the Company announced that it had received a lawsuit filed in S.D. Fla. by GBB against the Company, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claimed that its assets were valued at US$53,047,000 as of August 30, 2022 (prior to the misappropriation and material breach).

On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. On August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was supposed to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. denied the Company’s request to dismiss the lawsuit.

On January 22, 2024, the Company filed a third-party complaint against Joseph Romano (a former director of the Company) and a counterclaim against GBB. The Company alleged that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach. On October 9, 2024, the Court denied Mr. Romano’s motion to dismiss, finding that the Company plausibly had alleged that Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the company’s best interests. GBB and Romano then denied the allegations in their respective answers.

Discovery concluded in July 2025, and the parties filed various pre-trial motions, including summary judgment motions.  On October 9, 2025, the Court granted the motion for the Company’s current counsel, Given Pursley LLP, to appear, officially appointing them and relieving prior counsel, Blank Rome LLP. A status conference was held on December 16, 2025, where the Court ruled on several pending motions. The Court granted Mr. Romano’s motion for summary judgment, dismissing all claims against him. The Court reserved ruling on the Company’s motion for summary judgment, ordering supplemental briefing on the issue of whether GBB had standing to pursue its claims after selling its assets to a third party.  The trial, previously set for January 2026, was continued. The parties filed supplemental briefs addressing standing in accord with the Court’s order.  On March 24, 2026, the Court held that GBB “regained standing” and that its claims were not moot.  The Court denied the Company’s motion for summary judgment.

Between April 20, 2026, and July 21, 2026, there have been a few changes to the ongoing district court litigation.  Judge Damian granted a brief delay of the trial in the GBB matter, and Judge Damian entered an order on July 8, 2026, requiring the parties to attend a settlement conference on August 7, 2026.  Subsequent to the August 7, 2026 settlement conference, the case did not settle. The case is set to go to trial during a two-week period, starting August 24, 2026.

Additionally, on June 15, 2026, the Company asked an appellate court, the United States Court of Appeals for the Eleventh Circuit, to issue an order requiring the district court to dismiss GBB’s lawsuit.  Petitioners argued that GBB lost standing and that the district court erred in allowing GBB to restore standing after it was lost.   On June 26, 2026, the appellate court issued an order requiring GBB and the District Court to respond.  On July 13, 2026, GBB Drink Lab and the District Court filed responses to the petition.  The Company then filed a reply brief in support of the petition on July 20, 2026.  The appellate case is still pending.

Raza Bokhari

On May 21, 2025, the Company entered into a comprehensive settlement agreement with Dr. Raza Bokhari, its former CEO, resolving all outstanding litigation in Canada and the U.S. This concludes disputes originating from Dr. Bokhari’s 2021 termination and subsequent legal actions, including:

●	A wrongful dismissal arbitration (initially claiming $30.2 million), dismissed in 2022 with costs awarded to the Company.

●	Multiple court proceedings related to share cancellations, indemnification claims, and U.S. enforcement of arbitration awards.

Quantum received a one-time payment of $2,350,000, recorded as other income during the second quarter of 2025. All outstanding cost awards and claims were mutually waived.

This settlement eliminated all future legal uncertainties and associated costs as announced in the Company’s May 30, 2025 press release, which confirmed a $2.35 million payment from Dr. Bokhari to fully resolve all outstanding claims in Canada and the United States.

Deferred Income

On December 24, 2024, the Company entered into a Prepaid Forward Purchase Agreement (the “Purchase Agreement”) with Sports Coat LLC (“Buyer”). Under the terms of the agreement, the Buyer agreed to provide financing of US$1,000,000 to the Company in exchange for the right to receive a portion of the proceeds from certain ongoing litigations.

These litigations include, but are not limited to, claims relating to either:

●	Alleged market manipulation involving FSD Pharma Inc., Quantum BioPharma Ltd., or any other related entity; or

●	Matters involving Dr. Raza Bokhari.

The financing provided under the Purchase Agreement is non-recourse, which stipulates that the Company is not obligated to repay the $1,000,000 if no proceeds are realized from the litigations. The Buyer assumes the risk of loss in the event of non-collection of litigation proceeds. The agreement does not include a predefined repayment schedule, a specified due date, or a general pledge of the Company’s assets as collateral for repayment.

The Purchase Agreement specifies events of default, including failure to pay amounts due, breach of material terms, termination of legal representation without cause, misrepresentation, misappropriation of litigation proceeds, insolvency, or challenges to the agreement’s validity. In such cases, the Buyer may declare the full amount immediately due and enforce its security interest.

The Company received the full $1,000,000, which has been recorded as deferred income as at December 31, 2024.

During the year ended December 31, 2025, the Company received $2,350,000 in litigation proceeds as part of a settlement related to the Raza Bokhari Claims. In accordance with the agreement with the Buyer, the Company paid $1,420,000 to the Buyer, representing the full repayment of the principal and the additional return calculated under the Purchase Agreement. The $1,000,000 initially recorded as deferred income was recognized as other income during the year ended December 31, 2025. The remaining settlement proceeds of $930,000 were also recognized as other income.

Lawsuit against CIBC World Markets, RBC Dominion Securities, and John Does 1-10

On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10. The complaint alleges market manipulation through spoofing activities between January 1, 2020, and August 15, 2024. The Company is seeking damages of more than US$700 million. On May 1, 2025, the Company filed an amended complaint, in response to the Motion to Dismiss filed by the banks on January 31, 2025.

The complaint alleges that between January 1, 2020, and August 15, 2024, the defendants engaged in “spoofing,” an unlawful trading practice, to manipulate the market price of Quantum’s shares. The complaint details that the defendants placed thousands of spoofing orders to sell, creating the illusion that Quantum’s share price was declining. This practice allegedly “tricked” other investors into selling their shares at lower prices, driving the company’s share price downward. The defendants then purchased shares at artificially depressed prices, positioning themselves to profit when the market price rebounded. The Company claims to have suffered significant damage and seeks to recover more than USD $700 million. It alleges that it sold approximately 90 million shares of its stock on U.S. and Canadian exchanges during the relevant period at artificially depressed prices due to the defendants’ spoofing activities. The complaint names CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1 through 10 as defendants. It asserts three claims for relief: violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5(a) and (c), violation of Section 9(a)(2) of the Securities Exchange Act of 1934, and New York Common Law Fraud.

The defendants filed a motion to dismiss on June 16, 2025. On March 30, 2026, the United States District Court for the Southern District of New York largely ruled against defendants. Subsequent to March 30, 2026, no further events occurred as of the date of this report.

Additional Regulatory Matters

In response to OSC inquiries regarding our securities trading activity, the Company has maintained an active investigation into potential market irregularities. We provide historical context regarding this ongoing matter, which is an important aspect of our regulatory compliance efforts.

Quantum Response to OSC Inquiry

On August 11, 2023, external legal counsel sent a letter to the Ontario Securities Commission (“OSC”). This letter was in response to a comment letter from the OSC regarding the Company’s Preliminary Short Form Base Shelf Prospectus filed on July 11, 2023. The letter addressed inquiries from the OSC about the Company’s investigation into possible naked short selling and market manipulation of the Company’s securities.

Key points of the letter:

●	The Company’s external counsel and Christian Attar (collectively referred to as “Law Firms”) were jointly representing Quantum in the matter concerning possible naked short selling and market manipulation of the Company’s securities.

●	Quantum had first suspected share price manipulation in 2021 when it discovered imbalances between reported shares held by brokers and authorized shares on deposit in both Canadian and U.S. exchanges.

●	The Board of Directors discussed naked short selling and market manipulation in a meeting on June 29, 2023, and decided to retain Christian Attar.

●	Other than an information package submitted to the OSC on June 23, 2023, Quantum had not been in contact with other regulatory bodies regarding this matter.

●	The investigation was ongoing at the time, with the Law Firms reviewing documents, trading data, and interviewing witnesses.

●	The Company has an Insider Trading and Blackout Period policy, but the disclosure of the possible naked short selling and market manipulation did not trigger a blackout period.

●	The letter emphasized the preliminary nature of the investigation and its ongoing status. It stated that it was premature to identify any parties or individuals who might be implicated in the matter. Furthermore, the Law Firms were unable to provide an accurate timeline for the completion of their investigations at that point.

●	The letter also noted that any decision regarding potential litigation against third parties would depend on the investigation’s findings and could not be determined until the inquiry was concluded.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three and six months ended June 30, 2026, and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Expenses
General and administrative	1,764,345	3,313,275	3,085,065	4,641,386
External research and development fees	387,428	549,197	1,013,520	2,197,547
Share-based payments	13,449	849,584	905,506	1,140,856
Depreciation and amortization	128,368	141,383	255,804	271,073
Total operating expenses	2,293,590	4,853,439	5,259,895	8,250,862
Loss from operations	(2,293,590)	(4,853,439)	(5,259,895)	(8,250,862)
Net loss from operations	(3,092,936)	(9,766,327)	(16,846,500)	(18,506,208)

REVIEW OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025

General and administrative

General and administrative expenses for the three and six months ended June 30, 2026, and 2025 are comprised of:

	For the three months ended June 30,				For the six months ended June 30,
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Professional fees	384,527	1,602,570	(1,218,043)	-76%	679,928	1,958,292	(1,278,364)	-65%
Investor relations	475,186	781,726	(306,540)	-39%	598,943	1,140,627	(541,684)	-47%
Salaries, wages and benefits	338,750	476,391	(137,641)	-29%	768,053	814,230	(46,177)	-6%
Consulting fees	390,254	155,355	234,899	151%	582,942	280,499	302,443	108%
Office & general administrative	163,124	357,584	(194,460)	-54%	385,882	496,289	(110,407)	-22%
Foreign exchange loss (gain)	12,504	(60,351)	72,855	-121%	69,317	(48,551)	117,868	-243%
	1,764,345	3,313,275	(1,548,930)	-47%	3,085,065	4,641,386	(1,556,321)	-34%

Professional fees

Professional fees were $384,527 and $679,928 for the three and six months ended June 30, 2026, respectively, compared to $1,602,570 and $1,958,292 for the equivalent prior year periods. This represents a decrease of $1,218,043 or 76% for the three months ended June 30, 2026, and a decrease of $1,278,364 or 65% for the six months ended June 30, 2026. Professional fees consist primarily of legal and audit fees, which were significantly higher in the prior year period due to increased legal costs associated with the ongoing GBB legal proceeding.

Investor relations

Investor relations expenses were $475,186 and $598,943 for the three and six months ended June 30, 2026, respectively, compared to $781,726 and $1,140,627 for the equivalent periods in 2025. This represents a decrease of $306,540 or 39% for the three months ended June 30, 2026, and a decrease of $541,684 or 47% for the six months ended June 30, 2026. The Company did not engage heavily on promotional and marketing activities during the first half of 2026.

Salaries, wages and benefits

Salaries, wages and benefits expenses were $338,750 and $768,053, for the three and six months ended June 30, 2026, respectively, compared to $476,391 and $814,230 for the equivalent periods in 2025. This represents a decrease of $137,641 or 29% for the three months ended June 30, 2026, and a decrease of $46,177 or 6% for the six months ended June 30, 2026, compared to the equivalent periods in the prior year. The decrease was primarily due to the variance in salary and vacation accruals recorded during FY2025 for Unbuzzd.

Consulting fees

Consulting fees were $390,254 and $582,942 for the three and six months ended June 30, 2026, respectively, compared to $155,355 and $280,499, for the equivalent periods in 2025. This represents an increase of $234,899 or 151% for the three months ended June 30, 2026, and an increase of $302,443 or 108% for the six months ended June 30, 2026. The Company engaged with new consultants in FY2026 providing various capital market and advisory services.

General office, insurance, and administration expenditures

General office, insurance and administration expenditures for the three and six months ended June 30, 2026, and 2025 are comprised of the following:

	For the three months ended June 30,				For the six months ended June 30,
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Insurance, shareholders and public company costs	39,286	105,278	(65,992)	-63%	148,915	200,435	(51,520)	-26%
Travel, meals and entertainment	76,894	140,629	(63,735)	-45%	139,620	140,629	(1,009)	-1%
Office and general administrative	46,944	111,677	(64,733)	-58%	97,347	155,225	(57,878)	-37%
Total	163,124	357,584	(194,460)	-54%	385,882	496,289	(110,407)	-22%

Insurance, shareholders, and public company costs

Insurance, shareholders and public company costs were $39,286 and $148,915 for the three and six months ended June 30, 2026, respectively, compared to $105,278 and $200,435 for the equivalent periods in 2025. This represents a decrease of $65,992 or 63% for the three months ended June 30, 2026, and a decrease of $51,520 or 26% for the six months ended June 30, 2026. Expenses mainly consisted of ongoing director insurance premiums, stock exchange listing fees (CSE and NASDAQ), shareholder communication costs, filing fees, and regulatory expenses.

Travel, meals and entertainment

Travel, meals and entertainment expenses were $76,894 and $139,620, for the three and six months ended June 30, 2026, respectively, compared to $140,629 for the equivalent periods in 2025. This represents a decrease of $63,735 or 45% for the three months ended June 30, 2026, and a decrease of $1,009 or 1% for the six months ended June 30, 2026. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses were $46,944 and $97,347 for the three and six months ended June 30, 2026, respectively, compared to $111,677 and $155,225 for the equivalent period in 2025. This represents a decrease of $64,733 or 58% for the three months ended June 30, 2026, and a decrease of $57,878 or 37% for the six months ended June 30, 2026. The higher cost during FY2025 was primarily driven by expanded marketing initiatives from Unbuzzd.

Foreign exchange loss/gain

Foreign exchange loss was $12,504 and $69,317 for the three and six months ended June 30, 2026, respectively, compared to a gain of $60,351 and $48,551, respectively, for the equivalent periods in 2025. The loss represents an increase in loss of $72,855 or 121% for the three months ended June 30, 2026, and an increase in loss of $117,868 or 243% for the six months ended June 30, 2026. The Canadian dollar showed significantly more strength versus the US dollar during the first half of FY2026 compared to the same period in FY2025. The average quarterly foreign exchange between the Canadian dollar and US dollar was 0.7097 and 0.7258 for first quarter of FY2025 and FY2026, respectively. This resulted in a higher loss, specifically due to the conversion of the proceeds received from the private placement in March 2026 from CAD into USD.

External research and development fees

External research and development fees were $387,428 and $1,013,520 for the three and six months ended June 30, 2026, respectively, compared to $549,197 and $2,197,547 for the equivalent periods in 2025. This represents a decrease of $161,769 or 29% for the three months ended June 30, 2026, and a decrease of $1,184,027 or 54% for the six months ended June 30, 2026. The significant decrease was primarily attributable to reduced expenditures incurred from FSD Australia related to FSD-201 research. The FSD-201 research remained on hold throughout FY2026 as a delayed external hiring decision prevented the completion of mandatory project requirements.

Share-based payments

Share-based payments were $13,449 and $905,506 for the three and six months ended June 30, 2026, respectively, compared to $849,584 and $1,140,856, for the equivalent periods in 2025. This represents a decrease of $836,135 or 98% for the three months ended June 30, 2026, and a decrease of $235,350 or 21% for the six months ended June 30, 2026. Share-based payments expense changes based on the variability in the number of options granted, vesting periods of the options, the number of Performance Share Units (“PSUs”) granted, the number of RSUs granted, vesting periods of the PSUs and RSUs, number of warrants granted, vesting periods of the warrants, the grant date fair values of share-based awards, and share-based bonuses issued. During the six months ended June 30, 2026, the Company granted stock options. The primary driver of increased share-based payments in FY2025 related to share-based equity compensation of Unbuzzd.

Depreciation and amortization

Depreciation and amortization were $128,368 and $255,804 for the three and six months ended June 30, 2026, respectively, compared to $141,383 and $271,073, for the equivalent periods in 2025. This represents a decrease of $13,015 or 9% for the three months ended June 30, 2026, and a decrease of $15,269 or 6% for the six months ended June 30, 2026. The Company’s intangible asset for Lucid, representing the license agreement with University Health Network, is the primary driver of approximately 77% of depreciation and amortization expense during the six months ended June 30, 2026.

Interest expense (income)

Interest expense was $42,544 and $51,606 for the three and six months ended June 30, 2026, respectively, compared to interest income of $90,733 and $157,949, for the equivalent periods in 2025. This represents an increase in expense of $133,277 or 147% for the three months ended June 30, 2026, and an increase in expense of $209,555 or 133% for the six months ended June 30, 2026. The primary driver of interest income was related to the monthly interest revenue generated from the portfolio of mortgages under the FSD Strategic entity, which were sold entirely during FY2025.

Other income

During the three and six months ended June 30, 2026, the Company incurred other income of $29,635 and $40,086, respectively. During the six months ended June 30, 2026, the Company received a one-time refund from its previous office location property manager of approximately $9,297.

During the six months ended June 30, 2025, the Company received $2,350,000 in litigation proceeds as part of a settlement related to the Raza Bokhari Claims. In accordance with the Sports Coat Prepaid Purchase Agreement, the Company paid $1,420,000 to Sports Coat, representing the full repayment of the principal and the additional return calculated under the agreement. The $1,000,000 initially recorded as deferred income was recognized as other income during the period ended June 30, 2025. The remaining settlement proceeds of $930,000 were also recognized as other income.

(Gain) loss on settlement of debt

During the three and six months ended June 30, 2026, the Company incurred a net gain on the settlement of debt of $452,741, and $416,939, respectively. The gain of $452,741 in the current period was entirely attributable to the settlement of debt through share issuance to the former CEO of Unbuzzd.

During the three and six months ended June 30, 2025, the Company incurred a loss on settlement of debt of $110,267 and a gain of $74,863, respectively, with arms-length creditors. This net gain resulted from a significant gain on the settlement of one debt obligation, which fully offset losses recognized on other debt settlements during the period.

The Company incurs gains or losses on the settlement of debts, depending on the price of the shares on the date of debt settlement and the share price stated in the agreements.

Loss (gain) on change in fair value of derivative liability

1)	December 2024 Debentures

During the year ended December 31, 2024, the Company issued 80,000 warrants pursuant to a convertible debenture with derivative liability components. The fair value of the warrant liability as at December 13, 2024, the date of issuance was $245,147. The fair value of the warrants as of June 30, 2026, was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the six months ended June 30, 2026 (2025 - $1,267,704). On June 25, 2025, 80,000 total warrants outstanding were exercised on a cashless basis into 66,315 Class B Subordinate Voting Shares.

The fair value of the conversion feature as at December 13, 2024, the date of issuance was $320,000. The fair value of the conversion feature as at June 30, 2026, was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value for the six months ended June 30, 2026, of $Nil (2025 - $1,003,355). The entire amount of the December 2024 Debenture was converted on May 5, 2025, and May 23, 2025.

2)	January 2025 Debentures

On January 20, 2025, the Company issued 152,577 warrants pursuant to a convertible debenture with derivative liability components. The fair value of the warrant liability at the date of issuance on January 20, 2025, was $405,656. The fair value of the warrants as of June 30, 2026 was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the six months ended June 30, 2026 (2025 - $2,469,154), On June 25, 2025, the 152,577 total warrants outstanding were exercised on a cashless basis into 133,002 Class B Subordinate Voting Shares.

The fair value of the conversion feature as at January 20, 2025, as at the date of issuance was $599,770. On February 7, 2025, the debt holder converted a partial amount of the December 2024 Debenture into an aggregate of 152,577 Class B Subordinate Voting Shares. On February 26, 2025, the debt holder converted the remaining amount of the December 2024 Debenture into an aggregate amount of 221,237 Class B Subordinate Voting Shares. Thus, the total amount of Class B Subordinate Voting Shares converted under the December 2024 Debenture was 373,814.

The fair value of the conversion feature as at dates of conversion on February 7 and February 26, 2025, was $2,912,862, and $656,513, respectively, resulting in a total loss on change in fair value of $1,513,174 for the period ended June 30, 2025.

3)	March 6, 2025 Debentures

On March 6, 2025, the Company issued 10,309 warrants pursuant to the convertible debenture with derivative liability components. The fair value of the warrant liability as at date of issuance on March 6, 2025, was $38,702. The fair value of the warrants as of June 30, 2026 was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the six months ended June 30, 2026 (2025 - $155,935). On June 25, 2025, the 10,309 total warrants outstanding were exercised on a cashless basis into 8,986 Class B Subordinate Voting Shares.

The fair value of the conversion feature as at March 6, 2025, the date of issuance, was $30,000. On March 25, 2025, the debt holder converted the December 2024 Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares. The fair value of the conversion feature as at date of conversion on March 25, 2025, did not change from the value on the date of issuance.

4)	March 28, 2025 Debentures

On March 28, 2025, the Company issued 183,920 warrants pursuant to the convertible debenture with derivative liability components. The fair value of the warrant liability as at date of issuance on March 28, 2025, was $1,218,875. The fair value of the warrants as of June 30, 2026, was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the six months ended June 30, 2026 (2025 - $2,048,989). On June 24, 2025, 8,500 warrants were exercised at a price of $7.00 for total gross proceeds of $43,257 (C$59,500). The remaining 175,420 warrants were exercised on a cashless basis into 137,927 Class B Subordinate Voting Shares on various dates between June 25, 2025, to July 31, 2025.

5)	March 20, 2026 Debentures

On March 20, 2026, the Company issued 1,249,984 warrants attached to its convertible debenture. The fair value of the warrant liability as at date of issuance was $1,241,265. During the six months ended June 30, 2026, 529,994 warrants were exercised on a cashless basis into 352,549 Class B Subordinate Voting Shares on various dates between May 28, 2026, and June 1, 2026. The total fair value of the total warrants on the various dates of exercise was $11,515,480, resulting in a change in fair value of $1,250,651 for the six months ended June 30, 2026. The fair value of the remaining 719,990 warrants was $2,227,505 as at June 30, 2026 (December 31, 2025 - $Nil), resulting in a change in fair value of $1,101,729 during the six months ended June 30, 2026.

The fair value of the conversion feature as at March 20, 2026, the date of issuance, was $1,491,844. As the fair value of warrants and conversion feature are higher than the principal debt amount on the date of issuance, the value of warrants and conversion features were calculated using relative fair value method.

Unrealized loss/gain on change in fair value of digital assets

The Company’s investments in digital assets are accounted for at fair value through profit or loss. The Company recognized an unrealized loss on change in fair value of $906,364 and $2,151,307 for the three and six months ended June 30, 2026, respectively (2025 - $913,625 and $194,798, respectively).

Realized gain from sale of digital assets

During the six months ended June 30, 2026, the Company invested an additional $4,288,191 in digital assets. The Company also sold $64,669 in digital assets for total gross proceeds of $68,980 and recognized a gain on sale of digital assets of $Nil and $4,311 for the three and six months ended June 30, 2026, respectively (2025 - $35,720 and $104,013, respectively).

Loss on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss or gain as the fair value fluctuates. The following tables outline changes in investments during the six months ended June 30, 2026:

Entity	Instrument	Balance at December 31, 2025	Additions	Disposals	Change in fair value through profit or loss	Effects of foreign exchange	Balance at June 30, 2026
		$	$	$	$	$	$
A2ZCryptoCap Inc.	Shares	3,794	-	-	1,273	-	5,067
Royal Bank of Canada	GIC	21,889	-	-	-	(777)	21,112
Gamestop	Shares	40,158	-	-	4,002	-	44,160
Genius Group Ltd	Shares	21,906	-	(12,407)	(9,499)	-	-
JZR Gold	Warrants	371,333	-	-	(267,833)	-	103,500
SLV	Shares	-	50,855	-	(13,986)	-	36,869
		459,080	50,855	(12,407)	(286,043)	(777)	210,708
							210,708
						Current	-
						Non-current	210,708

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations results for each of the eight quarters commencing July 1, 2024, and ended June 30, 2026. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2025, and the condensed consolidated interim financial statements for the three and six months ended June 30, 2026. This data should be read in conjunction with the audited annual financial statements for the year ended December 31, 2025, and the condensed consolidated interim financial statements for the three and six months ended June 30, 2026. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	30-Jun-26	31-Mar-26	31-Dec-25	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24
	$	$	$	$	$	$	$	$
Interest income (expense)	42,544	(9,062)	(22,585)	100,420	90,733	67,216	132,075	163,868
Net loss for the period	3,092,936	13,753,564	3,703,032	4,747,600	9,766,327	8,739,881	5,456,278	4,015,327
Net loss per share - basic	0.47	3.06	0.97	1.25	3.23	3.53	2.89	4.37
Net loss per share - diluted	0.47	3.06	0.97	1.25	3.23	3.53	2.89	4.37

SEGMENT INFORMATION

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operated in two segments: Biopharmaceutical and Strategic Investments.

The Company’s Biopharmaceutical segment is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for application in hospitals and other medical practices.

The Company’s Strategic Investments segment was focused on generating returns and cash flow through the issuance of loans secured by residential property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

The following tables summarize the Company’s total current and non-current assets and current and non-current liabilities as of June 30, 2026, and December 31, 2025, on a segmented basis:

As of June 30, 2026

	Biopharmaceutical	Total
	$	$
Current assets	9,961,395	9,961,395
Non-current assets	4,430,490	4,430,490
Current liabilities	8,297,670	8,297,670

As of December 31, 2025

	Biopharmaceutical	Total
	$	$
Current assets	6,478,353	6,478,353
Non-current assets	4,682,556	4,682,556
Current liabilities	6,058,294	6,058,294

The following tables summarize the Company’s interest income, total operating expenses, and net loss for the three and six months ended June 30, 2026, and 2025 on a segmented basis:

	For the six months ended June 30, 2026
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	52,116	(510)	51,606
Total operating expenses	5,259,659	236	5,259,895
Net (loss) income	(16,846,774)	274	(16,846,500)

	For the three months ended June 30, 2026
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense	42,537	7	42,544
Total operating expenses	2,293,488	102	2,293,590
Net (loss)	(3,092,826)	(110)	(3,092,936)

	For the six months ended June 30, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(24,727)	(133,222)	(157,949)
Total operating expenses	8,250,414	448	8,250,862
Net (loss) income	(18,638,981)	132,773	(18,506,208)

	For the three months ended June 30, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(22,144)	(68,589)	(90,733)
Total operating expenses	4,853,313	126	4,853,439
Net (loss) income	(9,834,790)	68,463	(9,766,327)

FINANCIAL POSITION

	June 30	December 31,
	2026	2025
As at	$	$	Change $	Change %
ASSETS
Current assets
Cash and cash equivalents	3,647,072	1,905,357	1,741,715	91%
Other receivables	107,634	231,053	(123,419)	-53%
Prepaid expenses and deposits	55,314	15,290	40,024	262%
Investments	210,708	459,080	(248,372)	-54%
Inventory	53,012	52,133	879	2%
Digital assets - restricted	—	1,601,865	(1,601,865)	-100%
Digital assets	5,887,655	2,213,575	3,674,080	166%
	9,961,395	6,478,353	3,483,042	54%

Non-current assets
Equipment, net	61,943	67,029	(5,086)	-8%
Right-of-use asset, net	63,943	102,320	(38,377)	-38%
Intangible assets, net	4,304,604	4,513,207	(208,603)	-5%
Total assets	14,391,885	11,160,909	3,230,976	29%

LIABILITIES
Current liabilities
Trade and other payables	3,379,857	4,182,083	(802,226)	-19%
Lease obligations	64,922	103,165	(38,243)	-37%
Warrants liability	2,227,505	—	2,227,505	100%
Derivative liabilities	1,726,994	—	1,726,994	100%
Notes payable	300,549	1,300,549	(1,000,000)	-77%
Convertible debentures	597,843	472,497	125,346	27%
	8,297,670	6,058,294	2,239,376	37%
Total liabilities	8,297,670	6,058,294	2,239,376	37%

SHAREHOLDERS’ EQUITY
Class A share capital	152,247	152,247	—	0%
Class B share capital	187,872,096	169,551,044	18,321,052	11%
Warrants	—	10,009	(10,009)	-100%
Contributed surplus	34,754,607	35,405,812	(651,205)	-2%
Foreign exchange translation reserve	269,795	91,533	178,262	195%
Accumulated deficit	(215,099,436)	(198,286,170)	(16,813,266)	8%
Equity attributable to shareholders of the Company	7,949,309	6,924,475	1,024,834	15%
Non-controlling interests	(1,855,094)	(1,821,860)	(33,234)	2%
	6,094,215	5,102,615	991,600	19%
Total liabilities and shareholders’ equity	14,391,885	11,160,909	3,230,976	29%

Assets

As at June 30, 2026, cash and cash equivalents increased by $1,741,715 or 91% to $3,647,072, compared to $1,905,357 as at December 31, 2025, primarily driven by:

●	Operating outflows of $3.5 million, reflecting the net loss and working capital changes;

●	Investing outflows of $4.3 million, reflecting digital asset-related outflows; and

●	Financing inflows $9.5 million, mainly from convertible debenture proceeds and proceeds collected from the at-the-market offering agreement with Rodman and Renshaw, as sales agent.

As at June 30, 2026, other receivables decreased by $123,419 or 53%, to $107,634, compared to $231,053 as at December 31, 2025, primarily due to timing differences in sales tax refunds from the CRA and Australian tax authorities, alongside improved collection cycles.

As at June 30, 2026, digital assets increased by $2,072,215 or 54% to $5,887,665, compared to $3,815,440 as at December 31, 2025, on a combined basis between restricted and unrestricted portions, driven by the Company’s expansion of its cryptocurrency holdings during the period.

As at June 30, 2026, right-of-use assets decreased by $38,377, or 38%, due to higher accumulated amortization as expiry date approaches for the asset.

As at June 30, 2026, intangible assets decreased by $208,603, or 5%, to $4,304,604, compared to $4,513,207 as at December 31, 2025, mainly due to amortization expense of the Company’s intangible asset for Lucid, representing the license agreement with University Health Network.

Liabilities

As at June 30, 2026, trade and other payables decreased by $802,226 or 19%, to $3,379,857, compared to $4,182,083 as at December 31, 2025, driven by working capital management and timing of vendor payments.

As at June 30, 2026, warrants liability increased by $2,227,505, or 100%, compared to $Nil as at December 31, 2025, reflecting the remaining balance from the issuance of warrants in connection with the March 20, 2026 convertible debentures, net of partial exercise of warrants during the period.

As at June 30, 2026, derivative liabilities increased by $1,726,994, or 100%, compared to $Nil as at December 31, 2025, due to the recognition of conversion option values in connection with the convertible debentures issued on March 20, 2026.

As at June 30, 2026, convertible debentures increased by $125,346, or 27%, to $597,843, compared to $472,497 as at December 31, 2025, primarily related to the issuance of convertible debentures by the Company on March 20, 2026. The December 31, 2025, balance of $472,497 relates to the Unbuzzd convertible debentures.

Shareholders’ equity

Shareholder’s equity increased by $1,024,834 primarily due to:

(i)	a decrease of $651,205 related to warrants expired and RSUs exercised during the period;

(ii)	a decrease of $16,813,266 related to net loss for the period; and

(iii)	an increase of $18,321,052 related Class B shares issued pursuant to the at-the-market offering agreement with Rodman and Renshaw, as sales agent, conversions related to the March 2026 Debenture Units, exercise of RSUs, and settlement of debt.

Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Unbuzzd on July 31, 2023. As of June 30, 2026, the Company has a 19.48% (December 31, 2025 – 19.84%) ownership interest in Unbuzzd through Unbuzzd Common Shares. The non-controlling interest represents the Unbuzzd Common Shares not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2025	(1,821,860)
Net loss for the period	(33,234)
Balance, June 30, 2026	(1,855,094)

The condensed consolidated interim financial statements incorporate the assets and liabilities of Unbuzzd as of June 30, 2026.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In making this assessment, management concluded that it has sufficient working capital as of June 30, 2026, to carry out its planned operations over the next twelve months.

Cash flows for the six months ended June 30, 2026 and 2025

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the six months ended June 30, 2026, were $3,458,471, compared to $6,209,938 for the six months ended June 30, 2025, representing a decrease in cash used of $2,751,467, or 44%. The change was primarily driven by a lower net loss, combined with favorable changes in non-cash working capital.

The net loss for the six months ended June 30, 2026, was $16,846,500, compared to $18,506,208 for the comparative period in the prior year, representing a decrease of $1,659,708. The net loss was partially offset by significant non-cash items, including:

●	a $9.3 million change in fair value of derivative liabilities and warrant liability (2025 – $12.1 million), representing the fair value movement from March 20, 2026, the date of issuance, to June 30, 2026, associated with the warrants and conversion feature attached to the convertible debentures issued on March 20, 2026;

●	a $2.1 million unrealized loss on the change in fair value of digital assets (2025 – an unrealized gain of $0.2 million).

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2026, were $4,257,638, compared to $2,711,538 for the six months ended June 30, 2025, representing an increase in cash used of $1,546,100, or 57%. The change was primarily attributable to the Company’s digital asset strategy.

During the six months ended June 30, 2026, the Company invested $4,288,191 in purchases of digital assets, partially offset by $68,980 in proceeds from the sale of digital assets, resulting in a net cash outflow of $4,219,211 for these activities.

The fair value of the Company’s digital asset holdings (restricted and unrestricted) as at June 30, 2026, was $5,887,655, compared to $3,815,440 as at December 31, 2025, an increase of $2,072,215 or 54%. This increase is reconciled as follows:

●	Purchases of digital assets: $4,288,191;

●	Disposals of digital assets, at carrying value: $64,669, representing gross proceeds of $68,980 less a realized gain of $4,311 recognized in the statement of loss; and

●	Unrealized loss on the revaluation of digital assets recognized in the statement of loss: $2,151,307.

The net effect of these items is an increase of $2,072,215, consistent with the combined change in the Company’s digital assets (restricted and unrestricted) reflected on the balance sheet. As at June 30, 2026, the entire digital asset balance was held on an unrestricted basis, as the previously restricted portion having been released following the repayment of the BitGo loan during the period.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities for the six months ended June 30, 2026, were $9,457,824, compared to $4,423,180 for the six months ended June 30, 2025, representing an increase of $5,034,644, or 114%. The change was primarily driven by (i) $7,876,531 in net proceeds from the at-the-market offering agreement with Rodman and Renshaw LLC, as sales agent, and (ii) $2,733,109 in net proceeds from the convertible debentures issued on March 20, 2026, partially offset by the repayment of the BitGo loan of $1,000,000 and other net financing outflows.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENT

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Transactions with key management and directors comprise the following:

a)	Director’s compensation for the three and six months ended June 30, 2026, is $30,848 and $61,342, respectively (2025 – $30,777 and $60,363, respectively).

b)	During the six months ended June 30, 2026, the Company granted 5,000 (2025 – 57,692) options to an officer of the Company with an exercise price of $6.50 (2025 - C$6.60 to C$9.90) and expiring five years (2025 – two years) from the date of issuance.

c)	During the six months ended June 30, 2026, the Company issued a total of 300,000 Class B Subordinate Voting Shares related to management bonuses of $645,570 accrued as of December 31, 2025.

d)	Of the 3,750 March 2026 Debenture Units, 300 March 2026 Debenture Units were issued to a related party of the Company, who is a director of the Company, and 1,400 March 2026 Debenture Units were issued to an entity, which is owned by a family member of the CFO of the Company.

e)	During the year ended December 31, 2025, the Company entered into a lease agreement with Peak Corp, an entity, which is owned by a family member of the CFO of the Company. The lease arrangement had resulted in the right-of-use asset recognized as at December 31, 2025, of $102,320. The lease term ends on June 30, 2027. During the six months ended June 30, 2026, the Company paid an aggregate of C$54,240 for monthly installments in accordance with the lease arrangement.

f)	During the six months ended June 30, 2026, pursuant to the exercise of warrants from the March 2026 Debentures, 311,818 Class B Subordinate Voting Shares were issued to an entity, which is owned by a family member of the CFO of the Company.

Key management personnel compensation during the three and six months ended June 30, 2026, and 2025, is comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	215,708	216,641	433,373	424,773
Share-based payments	8,960	—	769,985	1,316,483
	224,668	216,641	1,203,358	1,741,256

As at June 30, 2026, the Company has $Nil (December 31, 2025 - $645,570) owing to related parties related to bonus accruals included in accounts payable and accrued liabilities.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with, what management believes to be, financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by residential properties, and the Company is granted a first or second collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as timing of payments, loan to value ratios, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company’s trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

●	Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

●	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s finance receivables are at fixed rates and there are no material long-term borrowings outstanding. The Company is not exposed to interest rate risk as at June 30, 2026.

●	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at June 30, 2026.

Fair values

The carrying values of cash, other receivables (excluding sales tax recoverable), trade and other payables, and notes payable approximate fair values due to the short-term nature of these items, or they are being carried at fair value or, for, notes payable, interest payables and convertible debentures are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Investments are measured using level 1 and level 2 inputs. Digital assets, warrant liabilities and derivative liabilities are measured using level 2 inputs. During the six months ended June 30, 2026, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2025, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A Multiple Voting Shares and an unlimited number of Class B Subordinate Voting Shares, all without par value. All shares are ranked equally with regards to the Company’s residual assets.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares.

The holders of Class A Multiple Voting Shares are entitled to 276,660 votes per Class A Multiple Voting Share held. Class A Multiple Voting Shares are held by the CEO, President, Co-Chairman of the Board and the Director, Co-Chairman of the Board.

The Company’s outstanding capital was as follows as at the date of this MD&A:

Class A Multiple Voting Shares	42	(1)
Class B Subordinate Voting Shares	8,087,479	(1)
Share options	138,500
RSUs	1,600
Warrants	719,990

Note:

1.	The Class A Multiple Voting Shares represent approximately 58,96% of the voting rights attached to Quantum’s outstanding voting securities.

As of the date of this MD&A, the Company had 8,087,479 Class B Subordinate Voting Shares issued and outstanding. The ownership was distributed as follows:

1.	7,155,616 Class B Subordinate Voting Shares, or 88.48%, were held through depository nominees (CEDE & Co. and CDS & Co.) on behalf of The Depository Trust & Clearing Corporation; and

2.	931,863 Class B Subordinate Voting Shares, or 11.52%, were held by registered holders with the Company’s transfer agent.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026, the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of June 30, 2026.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

B. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2026, and concluded that it was effective.